Mail Stop 4561

September 16, 2009

Mr. Harold Brand
Chairman and Chief Executive Officer
CYBRA Corporation
One Executive Blvd.
Yonkers, NY 10701

> **Re:**   **CYBRA Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-52624**

Dear Mr. Brand:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant